EXHIBIT 99.1

PRESS RELEASE

Banro Provides Information for Holders of Series A Preference Shares of
Banro and Preferred Shares of Banro Group (Barbados) Limited

Toronto, Canada – June 14, 2013 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) hereby notifies holders of Series A Preference Shares of Banro (“Banro Series A Shares”) and holders of Preferred Shares of Banro Group (Barbados) Limited (“Barbados Preferred Shares”) of the following information necessary to calculate the amount of dividends payable on such shares.  This information is being provided in accordance with the terms of such shares.  Defined terms in this press release which are not otherwise defined shall have the meaning given to them in the articles of Banro and Banro Group (Barbados) Limited (“Barbados Subco”).

●	The simple average of the Reference Gold Price during the three-month period ending on March 31, 2013 is US$1,631.7742.

●	The Relevant Number for the purposes of the calculation of the Dividend Liquidation Preference is 0.017501.

●	There are currently no dividends accrued and unpaid on the Banro Series A Shares or the Barbados Preferred Shares.

●	The Monthly Production Level for the first quarter of 2013 is 6,534 ounces of gold per month, such that the Annual Dividend Yield is 10.0%.

●
The Initial Issuance Date of the Banro Series A Shares and the Barbados Preferred Shares was April 25, 2013, 67 days prior to the Dividend Payment Date.  Accordingly, the dividend will be adjusted by 67/90.

If, as and when dividends are authorized and declared by Banro and Barbados Subco on the Dividend Payment Date, the dividend payable per Banro Series A Share and Barbados Preferred Share will be US$0.53.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.  Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com,